SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2010

Commission File No. 1-8887

TransCanada PipeLines Limited
(Translation of Registrant's Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F☐  Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 to this report, filed on Form 6-K, shall be incorporated by reference into the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form F-9 (Reg. Nos. 333-154961 and 333-163641).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2010

TRANSCANADA PIPELINES LIMITED

By:    /s/Gregory A. Lohnes
Gregory A. Lohnes
Executive Vice-President and
Chief Financial Officer

By:    /s/ Donald J. DeGrandis
Donald J. DeGrandis
Vice-President and Corporate Secretary

EXHIBIT INDEX

99.1	Schedule of earnings coverage calculations at December 31, 2009.